UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Carey, W. R.
   4401 Northside Parkway, Suite 100
   Atlanta, GA  30327
2. Issuer Name and Ticker or Trading Symbol
   Outback Steakhouse, Inc.
   OSSI
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   1999 Fiscal Year
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Phantom Stock Units     |1-1     |01/27|A   |103.62(4)  |A  |(1)  |(1)  |Common Stock|103.62(|$25.33(|            |D  |            |
                        |        |/99  |    |           |   |     |     |            |4)     |4)     |            |   |            |
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Phantom Stock Units     |1-1     |04/22|A   |82.18      |A  |(1)  |(1)  |Common Stock|82.18  |$31.94 |            |D  |            |
                        |        |/99  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Units     |1-1     |07/23|A   |64.75      |A  |(1)  |(1)  |Common Stock|64.75  |$36.68 |            |D  |            |
                        |        |/99  |    |           |   |     |     |            |       |       |            |   |            |
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Phantom Stock Units     |1-1     |10/27|A   |85.82      |A  |(1)  |(1)  |Common Stock|85.82  |$27.67 |1,372(2)(4) |D  |            |
                        |        |/99  |    |           |   |     |     |            |       |       |            |   |            |
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Stock Option (right to b|$10.67(4|     |    |           |   |(3)  |3/31/|Common Stock|45,000(|       |45,000(4)   |D  |            |
uy)                     |)       |     |    |           |   |     |2000 |            |4)     |       |            |   |            |
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
Explanation of Responses:
(1) The phantom stock units were accrued under the Company's Deferred Compensation and Stock Plan and are
settled 100% in the Company's common stock upon the reporting person's cessation as a director of the
Company.
(2) Derivative securities beneficially owned at end of year include (i) 568.70(4) phantom stock units accrued in fiscal year 1997 ranging in stock prices from $15.840(4) to $17.669(4) and are each settled 100% in the
Company's common stock upon cessation as a director of the Company; and (ii) 466.93(4) phantom stock units accrued in fiscal year 1998 ranging in stock prices from $18.070(4) to $24.697(4), and are each settled 100% in the Company's common stock upon cessation as a director of the
Company.
(3) The option vested in three equal annual installments beginning on January 27, 1993.
(4) All share numbers and stock and exercise prices reflect the Company's 3-2 stock split paid on March 2, 1999, to the stockholders of record on February 16,
1999.
SIGNATURE OF REPORTING PERSON
            W. R. Carey
DATE
February      , 2000